                                                                    Exhibit 99.1


[BROOKFIELD LOGO]

NEWS RELEASE


                   BROOKFIELD RENEWS NORMAL COURSE ISSUER BID


NEW YORK, SEPTEMBER 11, 2002 -- (BPO: NYSE/TSX) Brookfield Properties Corporation announced that The Toronto Stock Exchange accepted a notice filed by Brookfield of its intention to renew its previously announced normal course issuer bid for a further one year period. Brookfield stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive investment and a desirable use of available funds.

The Notice provides that Brookfield may, during the twelve month period commencing September 13, 2002 and ending September 12, 2003, purchase on The Toronto Stock Exchange and the New York Stock Exchange up to 8,049,330 common shares, representing approximately 5% of the issued outstanding common shares of the company. At September 10, 2002, there were 160,986,616 common shares issued and outstanding and 82,898,603 common shares in the public float. The price to be paid for the shares will be the market price at that time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield. All shares purchased by Brookfield under this bid will be promptly cancelled.

As of September 10, 2002, Brookfield has purchased 2,332,700 common shares under its existing normal course issuer bid on The Toronto Stock Exchange and the New York Stock Exchange which commenced on September 13, 2001 at an average price of Cdn$27.66 (US$17.73) per share.


                            * * * * * * * * * * * * *

Brookfield Properties Corporation, with a stock market value of over US$9 billion, owns, develops and manages premier North American office properties. Brookfield also operates real estate service businesses and develops residential master-planned communities. The Brookfield portfolio spans 50 commercial properties and development sites totaling 45 million square feet and over 120 million square feet of space under management. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit the Brookfield Properties website at www.brookfieldproperties.com.


CONTACT INFORMATION

Melissa Coley
Vice President, Investor Relations and Communications
Brookfield Properties Corporation
Tel: 212-417-7215
Fax: 212-417-7194
Email: mcoley@brookfieldproperties.com